UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 3, 2020

CIM Real Estate Finance Trust, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	000-54939	27-3148022
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2398 East Camelback Road, 4th Floor, Phoenix, Arizona 85016

(Address of Principal Executive Offices) (Zip Code)

(602) 778-8700

(Registrant’s telephone number, including area code)

None

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

As previously disclosed, on August 30, 2020, CIM Real Estate Finance Trust, Inc. (the “Company” or “CMFT”), Cole Office & Industrial REIT (CCIT III), Inc. (“CCIT III”), and Thor III Merger Sub, LLC, a wholly owned subsidiary of the Company (“CCIT III Merger Sub”), entered into an Agreement and Plan of Merger (the “CCIT III Merger Agreement”) with respect to the proposed merger (the “CCIT III Merger”) of CCIT III with and into CCIT III Merger Sub, with CCIT III Merger Sub surviving the CCIT III Merger.

On November 3, 2020, the parties to the CCIT III Merger Agreement entered into Amendment No. 1 to Agreement and Plan of Merger (the “Amendment”), pursuant to which (i) the CCIT III Merger Agreement was amended to increase the Exchange Ratio from 1.093 to 1.098 shares of CMFT Common Stock for each share of CCIT III Common Stock (as each term is defined in the CCIT III Merger Agreement) (with such ratio subject to adjustments in accordance with the terms and conditions of the CCIT III Merger Agreement) and (ii) CCIT III irrevocably waived its right to terminate the CCIT III Merger Agreement set forth in Section 9.1(c)(iii) in relation to the amendment on October 29, 2020, of the CCPT V Merger Agreement (as defined in the CCIT III Merger Agreement) to increase the exchange ratio set forth therein.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE CCIT III MERGER

In connection with the proposed CCIT III Merger, CMFT intends to file a definitive registration statement on Form S-4 with the SEC that will include a proxy statement of CCIT III and will also constitute a prospectus of CMFT. This communication is not a substitute for such registration statement, the proxy statement/prospectus or any other documents that will be made available to the stockholders of CCIT III. In connection with the proposed CCIT III Merger, CCIT III intends to file relevant materials with the SEC, including a proxy statement on Schedule 14A relating to a special meeting of its stockholders. STOCKHOLDERS OF CCIT III ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CCIT III MERGER. Stockholders of CCIT III will be able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available. Such documents are not currently available.

PARTICIPANTS IN SOLICITATION RELATING TO THE CCIT III MERGER

CMFT and CCIT III and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCIT III’s stockholders in respect of the proposed Merger between CMFT and CCIT III. Information regarding the directors, executive officers and external advisors of each of CMFT and CCIT III is contained in the Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC by each entity on March 30, 2020, as amended on April 27, 2020. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement of CCIT III regarding its proposed Merger with CMFT when it becomes available.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. This communication may be deemed to be solicitation material in respect of the proposed CCIT III Merger.

Forward-Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CMFT and CCIT III and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the CCIT III Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the CCIT III Merger Agreement; the failure to satisfy the conditions to the consummation of the CCIT III Merger, including the approval of the stockholders of CCIT III; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s and CCIT III’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the SEC, and other reports filed by CMFT and CCIT III with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CMFT or CCIT III undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger, dated as of November 3, 2020, by and among CIM Real Estate Finance Trust, Inc., Thor III Merger Sub, LLC and Cole Office & Industrial REIT (CCIT III), Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CIM REAL ESTATE FINANCE TRUST, INC.

Date: November 4, 2020	By:	/S/ Nathan D. DeBacker
Nathan D. DeBacker
Chief Financial Officer and Treasurer